Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

November 3, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 3, 2021 The Nasdaq Stock Market (the "Exchange") received from Spindletop Health Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock and one half of one Redeemable Warrant to purchase one share of Common Stock

Common Stock, par value $0.0001 per share

Redeemable Warrants, each exercisable for one share
of Common Stock at an exercise price
of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi